UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated October 19, 2020.

TRANSLATION

Buenos Aires, October 19, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF S.A. concludes a settlement agreement with EXMAR N.V. group for the termination of natural gas liquefaction agreements and outstanding arbitral claims.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that regard, and pursuant to our previous communication dated November 21, 2018, as well as the disclosures in the financial statements of YPF S.A. (“YPF” or the “Company”), we hereby inform that YPF entered into a settlement agreement with EXMAR Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V., which, without recognizing facts or rights, establishes the termination of the charter agreement and the liquefaction services agreement for the liquefaction barge TANGO FLNG, executed on November 20, 2018, and the termination of the arbitral claims initiated by EXMAR Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF, on July 15, 2020, having these companies nothing else to claim against YPF in such regard (including, but not limited to, the amount of approximately US$35,300,000 invoiced by EXMAR Energy Netherlands B.V. and Exmar Argentina S.A.U. up to this date).

The Company will pay the total settlement amount of US$150,000,000 with a down payment of US$22,000,000 and the remaining amount will be paid in 18 monthly instalments.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 19, 2020	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer